Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

06017647

Date
October 4, 2006

Our contact
Petter Mattsson

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published October 2, October 3 and October 4.

Best regards,

Skanska AB

Petter Mattsson

Published	Item	Document name	Required by
October 2, 2006	Press Release	Nomination Committee for 2007 Annual Shareholders' Meeting of Skanska AB	law and by the listing agreement with Stockholm Stock Exchange
October 3, 2006	Press Release	Skanska to update railway in Prague for SEK 420 M	law and by the listing agreement with Stockholm Stock Exchange
October 4, 2006	Press Release	Skanska awarded environment assignment in New York for USD 183 M, approximately SEK 1.4 billion	law and by the listing agreement with Stockholm Stock Exchange
October 4, 2006	Press Release	Skanska sells landscaping company TMM Trädgård & Markmiljö AB to ISS	law and by the listing agreement with Stockholm Stock Exchange

dlw 10/25

SKANSKA

Press release

October 2, 2006

Nomination Committee for 2007 Annual Shareholders' Meeting of Skanska AB

In accordance with a decision at Skanska's Annual Shareholders' Meeting, the Chairman of the Board has asked the five largest shareholders based on votes to appoint one representative each who, together with the Chairman will form a Nomination Committee. The Chairman of the Nomination Committee shall be the member representing the largest shareholder based on votes. The task of the Nomination Committee is to propose a Board of Directors and also remuneration to the Board of Directors. The proposals are to be decided upon at the 2007 Annual Shareholders' Meeting.

The Nomination Committee appointed for the 2007 Annual Shareholders' Meeting of Skanska AB will be composed as follows:

- Carl-Olof By, Industrivärden, Chairman of the Nomination Committee
- Håkan Sandberg, Handelsbanken and Handelsbanken's pension foundation
- Jan-Erik Erenius, AMF Pension and AMF Fonder
- KG Lindvall, Robur Fonder
- Conny Karlsson, SEB Fonder
- Sverker Martin-Löf, Chairman of the Board, Skanska AB

For further information, contact:

Anders Lilja, Senior Vice President Investor Relations, Skanska AB, +46 (0)8-753 88 01

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.

SKANSKA

Press Release

October 3, 2006

Skanska to update railway in Prague for SEK 420 M

Skanska has been contracted to upgrade a railway section for high-speed trains in Prague. The contract amounts to CZK 2 billion, about SEK 654 M. Skanska's share of the project is 64 percent, corresponding to about SEK 420 M. The order amount is included in order bookings for the third quarter. The customer is the national rail authority. The project is being financed through the government fund for the transportation infrastructure.

The assignment involves about a nine-kilometer stretch that is to be upgraded for high-speed trains and connected with the new rail link that Skanska is building in Prague under an earlier contract. The current project includes upgrading of two existing tracks and construction of a new third track. In addition, the project includes renovation of a number of bridges and building noise protection along the stretch of railway.

Work began in September and is scheduled to continue for three years. Skanska is managing the project, which is being carried out in a consortium with the Vinci subsidiary SSŽ.

Skanska Czech Republic, which is the largest construction company in the Czech Republic, posted sales of about SEK 10 billion in 2005. The company has about 7,000 employees. The company's largest current projects include expansion of the subway and railways in Prague and a new head office for the Czech bank ČSOB.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, +46 70 5438838
Ondrej Such, Press Officer, Skanska Czech Republic, +420 267 095 444

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.

SKANSKA

Press Release

October 4, 2006

Skanska awarded environment assignment in New York for USD 183 M, approximately SEK 1.4 billion

Skanska has been awarded an assignment to upgrade a water pollution control plant in Queens, New York. The contract is valued at USD 183 M, or SEK 1,367 M, which will be included in order bookings for the third quarter. The customer is the New York City Department of Environmental Protection.

The contract is for the retrofit and upgrade of the Bowery Bay Water Pollution Control Plant. The facility is one of New York's oldest plants and the purpose of the project is primarily to improve nitrogen removal. The project is part of the New York City program to reduce pollution and improve water quality in the East River and the Long Island Sound.

Skanska will be responsible for the procurement, construction, installation and commissioning of the new equipment.

The assignment includes foundation and piling work, rehabilitation of concrete tanks, steel construction and 23 kilometers of piping.

Work on-site will commence immediately and will be completed in five years.

This is Skanska's fifth major environment assignment in New York. Skanska is currently carrying out large-scale retrofits at the following water pollution control plants: North River Water Pollution Control Plant for USD 46.6 M, 26th Ward Water Pollution Control Plant for USD 59 M, Newtown Creek, in which Skanska's share of the contract totals USD 222 M and Peardegat Basin Water Quality Facility for USD 136 M.

This current project is being carried out by Skanska USA Civil's Slattery Skanska and Gottlieb Skanska units. Skanska USA Civil specializes in such infrastructure projects as transport construction, power generation, water treatment and water pollution control plants. With operations in the eastern US, Colorado and California, the company has some 3,800 employees. Skanska USA Civil posted sales in 2005 of approximately SEK 9.4 billion.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 70 543 88 38
Karen Diemer, Communications Manager, Skanska USA Civil, tel +1 718 746 2785

This and previous releases can also be found at *www.skanska.com*

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.

SKANSKA

Press Release

October 4, 2006

Skanska sells landscaping company TMM Trädgård & Markmiljö AB to ISS

Skanska Sweden has sold its operations in TMM Trädgård & Markmiljö AB to ISS Facility Services. The sale will result in a capital gain of approximately SEK 55 M, which will be included in Skanska Sweden's earnings in the third quarter of 2006. The sale is conditional upon approval from the competition authorities.

The Gothenburg-based company specializes in contract work and construction within land improvements, gardening and landscaping. The unit has approximately 120 employees and generates annual net sales of approximately SEK 160 M.

The sale of TMM Trädgård & Markmiljö AB is part of Skanska's strategic focus on its core operations.

For further information please contact:

Per-Lennart Berg, Deputy Press Officer, Skanska AB,
tel +46 08 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.